JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each of the Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares, par value $1.00 per share, of Kestra Medical Technologies, Ltd., a Bermuda limited company, and that this agreement may be included as an exhibit to such joint filing.

Dated: May 15, 2025

Endeavour Medtech Growth II LP
By: Endeavour Medtech II GP Limited
Its: General Partner

By: <u>/s/ Nick Barton</u>
Name: Nick Barton
Title: Director

Endeavour Medtech Growth II Parallel LP
By: Endeavour Medtech II GP Limited
Its: General Partner

By: <u>/s/ Nick Barton</u>
Name: Nick Barton
Title: Director

Endeavour Medtech II GP Limited

By: <u>/s/ Nick Barton</u>
Name: Nick Barton
Title: Director